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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRUSADER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 HAMPTON ROAD, SUITE 7
(No. and Street)

SOUTHAMPTON, NY 11968
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blair West 631-702-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN M. SMITH + COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

509 MADISON AVENUE, NEW YORK, NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BLAIR WEST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRUSADER SECURITIES, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

MANAGING DIRECTOR
Title

[signature]
Notary Public

PHILIP F. SWOTKEWICZ
Notary Public, State of New York
No. 4506950
Qualified in Suffolk County
Term Expires Oct. 31, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRUSADER INVESTMENTS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2004

CRUSADER SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

STEPHEN M. SMITH & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
509 MADISON AVENUE, 15TH FLOOR
NEW YORK, NY 10022
TEL. (212) 750 8161 FAX (212) 750 5228

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Crusader Securities, LLC
67 Hampton Road, Suite 7
Southampton, NY 11968

Gentlemen:

We have audited the accompanying statement of financial condition of Crusader Securities, LLC as of December 31, 2004, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crusader Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule(s) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen M. Smith & Co.

Stephen M. Smith & Company, LLC
Certified Public Accountants

New York, NY
February 11, 2005

CRUSADER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 25,696
Accounts receivable	20,000
Security deposits	3,200
Furniture and equipment at cost, less accumulated depreciation of $ 68,586	0
Total assets	$ 48,896
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 1,189
Payroll taxes payable	7,232
Client expense deposits	2,500
	10,921
Members' Equity	37,975
Total liabilities and members' equity	$ 48,896

The accompanying notes are an integral part of this statement

CRUSADER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE	
Placement fees	$ 1,880,350
Advisory fees	1,026,300
Public transaction fees	60,000
Interest income	2
Total revenue	2,966,652
EXPENSES	
Commissions and fees	200,093
Bank charges	815
Dues and subscriptions	3,047
Insurance	10,845
Licenses and permits	380
Postage and delivery	112
Professional fees	19,934
Office expenses	5,159
Telephone and communications	22,144
Travel	1,898
Utilities	1,019
Sales and marketing	5,465
Charitible contributions	25,560
Salaries and deferred compensation	121,833
Payroll taxes	11,087
State filing fees	100
Depreciation	68,585
Total expenses	498,076
NET INCOME	$ 2,468,576

The accompanying notes are an integral part of this statement

CRUSADER SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance - beginning of the year	$	31,085
Net income		2,468,576
Capital contributed		76,685
Capital withdrawn		(2,538,371)
Balance - end of the year	$	37,975

The accompanying notes are an integral part of this statement

CRUSADER SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

N

O

N

E

The accompanying notes are an integral part of this statement

CRUSADER SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net Income (loss)	$ 2,468,576
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation	68,586
Changes in assets and liabilities	
Increase in accounts receivable	(15,000)
Increase in other assets	(2,833)
Increase in accounts payable	1,189
Increase in other liablilities	9,732
Net cash used in operating activities	2,530,250
Cash flows from investing activities:	
Purchase of furniture and equipment	(68,586)
Net cash used in investing activities	(68,586)
Cash flows from financing activities:	
Changes in members' equity	
Cash contributed	76,685
Cash withdrawn	(2,538,371)
Net cash used in financing activities	(2,461,686)
Net increase (decrease) in cash	(22)
Cash and cash equivalents - beginning of the year	25,718
Cash and cash equivalents - end of the year	$ 25,696

The accompanying notes are an integral part of this statement

CRUSADER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1- Nature of Business

Crusader Securities, LLC (The "Company") is a New York State limited liability company licensed to conduct business as a limited broker/dealer in mutual funds, limited partnerships and variable annuities. The Company operates pursuant to the k (i) exemptive provision of SEC Rule 5c3-3.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash and cash equivalents.

c) ***Income Taxes***
The Company is a Limited Liability Company and therefore is not subject to federal, state and city income taxes.

Note 3- Commitments & Contingencies
-NONE-

Note 4- Net Capital Requirement
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1000%. At December 31, 2004, the Company's net capital of $26,354 was $21,354 in excess of the required net capital of $5,000. The Company's net capital ratio was 39.44%.

(SCHEDULE 1)

CRUSADER SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2004

NET CAPITAL	
Members' equity	$ 37,975
Deductions:	
Non-allowable assets	3,200
Haircuts	-
Net Capital	$ 34,775
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 8,421
Total aggregate indebtedness	$ 8,421
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 21,354
Excess net capital at 1000%	$ 26,354
Ratio: Aggregate indebtedness to net capital	39.44%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 26,354
Net audit adjustments	-
Net capital, as above	$ 26,354

The accompanying notes are an integral part of this statement

STEPHEN M. SMITH & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
509 MADISON AVENUE, 15TH FLOOR
NEW YORK, NY 10022
TEL. (212) 750 8161 FAX (212) 750 5228

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors of
Crusader Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Crusader Securities, LLC (the Company), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relating to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen M. Smith & Co.

Stephen M. Smith & Company, LLC
Certified Public Accountants

New York, NY
February 11, 2005